SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
 (Amendment No. 1)*

Essent Group Ltd.

(Name of Issuer)
Common Shares, Par Value $0.015 Per Share

(Title of Class of Securities)
G3198U102
 (CUSIP Number)
PBRA (Cayman) Company
c/o Pine Brook Road Advisors, LLC
60 East 42nd Street, 50th Floor
New York, NY 10165
(212) 847-4335

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Michael Groll, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
 (212) 728-8000

November 25, 2014

(Date of Event which Requires
Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. G3198U102	Page 2 of 8 pages

1	NAMES OF REPORTING PERSONS PBRA (Cayman) Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER 13,083,064
9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER 13,083,064
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,083,064
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.14%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D
CUSIP No. G3198U102	Page 3 of 8 pages

1	NAMES OF REPORTING PERSONS Essent Intermediate, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER 12,063,295
9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER 12,063,295
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,063,295
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.95%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D
CUSIP No. G3198U102	Page 4 of 8 pages

1	NAMES OF REPORTING PERSONS Pine Brook Essent Co-Invest, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER 1,019,769
9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER 1,019,769
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,019,769
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.19%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Preliminary Note.     Pursuant to Rule 13d-2 promulgated under the Act, this amendment to Schedule 13D (this “Amendment No. 1”) amends the Schedule 13D filed on November 12, 2013 (the “Original Schedule 13D” and together with this Amendment No. 1, the “Schedule 13D”).  Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings given them in the Original Schedule 13D.
Item 4.                          Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following:
On November 19, 2014, Essent Co-Invest entered into an underwriting agreement (the “Underwriting Agreement”), by and among Essent Co-Invest, the other selling shareholders named therein and the underwriters named therein (the “Underwriters”), with respect to, inter alia, the sale by Essent Co-Invest of 2,514,662 shares of common Stock at a price of $22.25 per share.
Item 5.                          Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
(a)            As of November 25, 2014, Essent Intermediate may be deemed to beneficially own 12,063,295 shares of Common Stock, representing 13.95% of the outstanding shares of Common Stock.  As of November 25, 2014, Essent Co-Invest may be deemed to beneficially own 1,019,769 shares of Common Stock, representing 0.19% of the outstanding shares of Common Stock.  As of November 25, 2014, PBRA, as general partner of Essent Intermediate and Essent Co-Invest, may be deemed to beneficially own 13,083,064 shares of Common Stock, representing 14.14% of the outstanding shares of Common Stock.  The Reporting Persons may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or a group.

(b)            Each of the Reporting Persons shares the power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock it may be deemed to beneficially own as described in Item 5(a) above.

(c)            Except as set forth in this Item 5 and for persons referred to in Item 2 above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

(d)            Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 is hereby amended and supplemented by the following:
Item 4 above summarizes certain provisions of the Underwriting Agreement and the Lock-up Agreement and is incorporated herein by reference. A copy of the Underwriting Agreement, which includes the form of Lock-up Agreement as Annex III thereto, is attached as Exhibit 99.2 to this Amendment No. 1, and is incorporated by reference herein.
ITEM 7.	Materials to be Filed as Exhibits.
Exhibit Number	Description

Exhibit 1.
Joint Filing Agreement, dated as of November 12, 2013, by and among PBRA (Cayman) Company, Essent Intermediate, L.P. and Pine Brook Essent Co-Invest, L.P. (incorporated by referenced to Exhibit 1. of the Schedule 13D filed on November 12, 2013 by PBRA)

Exhibit 2.
Underwriting Agreement dated as of November 19, 2014 among Essent Co-Invest, the underwriters named therein and the selling shareholders named therein, including the form of Lock-up Agreement as Annex III thereto

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 26, 2014	PBRA (CAYMAN) COMPANY
	By:	/s/ Rob Jackowitz
Name: Rob Jackowitz Title: Director

Dated: November 26, 2014	ESSENT INTERMEDIATE, L.P. By: PBRA (CAYMAN) COMPANY, its general partner
	By:	/s/ Rob Jackowitz
Name: Rob Jackowitz Title: Director

Dated: November 26, 2014	PINE BROOK ESSENT CO-INVEST, L.P. By: PBRA (CAYMAN) COMPANY, its general partner
	By:	/s/ Rob Jackowitz
Name: Rob Jackowitz Title: Director

SCHEDULE 1
Set forth below are the name, position and present principal occupation of each of the members and directors of PBRA (Cayman) Company (“PBRA”).  The business address of each of such persons is c/o Pine Brook Road Advisors, LLC, 60 East 42nd Street, 50th Floor, New York, NY 10165 and, except as indicated below, each of such persons is a citizen of the United States.
NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH PBRA
Howard Newman	Member of PBRA, Director of PBRA, President of Pine Brook Road Advisors, LLC
William Spiegel*	Member of PBRA, Director of PBRA, Executive Vice President of Pine Brook Road Advisors, LLC
Joseph Gantz	Member of PBRA, Director of PBRA, Executive Vice President and Secretary of Pine Brook Road Advisors, LLC
Michael McMahon	Member of PBRA, Director of PBRA, Executive Vice President of Pine Brook Road Advisors, LLC
Robert Glanville	Member of PBRA, Director of PBRA, Executive Vice President of Pine Brook Road Advisors, LLC
Arnie Chavkin	Member of PBRA, Executive Vice President of Pine Brook Road Advisors, LLC
Oliver Goldstein	Member of PBRA, Executive Vice President of Pine Brook Road Advisors, LLC
Andre Burba	Member of PBRA, Executive Vice President of Pine Brook Road Advisors, LLC
Rob Jackowitz	Member of PBRA, Executive Vice President and Treasurer of Pine Brook Road Advisors, LLC
Richard Aube	Member of PBRA, Executive Vice President of Pine Brook Road Advisors, LLC
Craig Jarchow	Member of PBRA, Executive Vice President of Pine Brook Road Advisors, LLC

* William Spiegel is a Canadian citizen.